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CUSIP No. 45253H101                                           Page 1 of 8  Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                 Immunogen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45253H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                            Todd L. Silverberg, Esq.
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.














                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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CUSIP No. 45253H101                                           Page 2 of 8  Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Capital Ventures International
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER

NUMBER OF                  2,277,061
SHARES             -------------------------------------------------------------
BENEFICIALLY       8       SHARED VOTING POWER
OWNED BY
EACH                       N/A
REPORTING          -------------------------------------------------------------
PERSON             9       SOLE DISPOSITIVE POWER
WITH
                           2,277,061
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           N/A
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,277,061
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 45253H101                                           Page 3 of 8  Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                 IMMUNOGEN, INC.


                  This Report filed by Capital Ventures International ("CVI") is the third amendment of its initial filing on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of Immunogen, Inc. (the "Company").

                  This Report relates to sales by CVI of an aggregate of 712,045 shares of Common Stock. Such sales took place in open market transactions between April 18, 1997 and June 17, 1997 at per share prices (net of brokerage commissions) of between $1.2925 and $1.6789. The percentage of shares of Common Stock reported as beneficially owned by CVI in this Report has remained at 9.9% because the Preferred Shares and Warrants (each, as defined below) held by CVI provide that the holder thereof may never convert the Preferred Shares or exercise the Warrants to the extent that upon such conversion or exercise such holder would hold in excess of 9.9% of the outstanding shares of Common Stock. Although the percentage of Common Stock which CVI beneficially owns has not changed, CVI is voluntarily filing this Report to disclose its activity in the Common Stock in the event that such activity is nevertheless deemed to be material.

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits to this filing and the prior filings of this Schedule 13D.

                  Items 3, 4, 5 and 7 are hereby amended and restated in their entirety as follows:

Item 3.           Source and Amount of Funds and Other Consideration.

                  CVI is a party to a Securities Purchase Agreement with the Company, dated as of March 15, 1996, pursuant to which CVI agreed to acquire for purposes of investment convertible debentures in the aggregate principal amount of $5,000,000 (the "Debentures"). Pursuant to the terms of the Securities Purchase Agreement, two Debentures, each in an aggregate principal amount of $2,500,000 (the "First Debenture" and the "Second Debenture", respectively) were issued and sold to CVI in separate closings. The aggregate purchase price for the Debentures was $5,000,000. The first closing occurred as of March 25, 1996. The second closing occurred as of June 13, 1996.

                  The First Debenture was converted into Common Stock, First Debenture Warrants (as defined below) and June Amendment Warrants (as defined below) on June 6, 1996 and is no longer outstanding. The Second Debenture was converted, in accordance with the terms of a Letter Agreement, dated as of September 30, 1996, by and between the Company and CVI (the "September Letter Agreement"),


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CUSIP No. 45253H101                                           Page 4 of 8  Pages
                                                                       ---
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into 2,500 shares of Series A Preferred Stock of the Company, $.01 par value per share (the "Preferred Shares").


                  Each outstanding Preferred Share, together with dividends accrued thereon (at a rate of 9% per annum), is convertible into that number of shares of Common Stock as equals the $1,000 stated value of each Preferred Share plus accrued dividends thereon divided by a price per share (the "Conversion Price") equal to the lesser of: (i) $2.50 (the "Fixed Conversion Price") and
(ii) 85% of the average of the closing bid prices for the Common Stock on the NASDAQ National Market , or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five consecutive trading days ending one trading day prior to the conversion date (subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications of similar events).

                  The holder of the Preferred Shares has the right to convert, at any time or from time to time, all or any of the Preferred Shares into (i) Common Stock at the Conversion Price and (ii) warrants (the "Preferred Share Warrants") to acquire a number of shares of Common Stock equal to 50% of the number of shares of Common Stock issuable upon such conversion. The Warrants (as defined below) expire five years from the date of issuance and are exercisable at a price of $4.00 per share.

                  Simultaneously, with the execution of the Securities Purchase Agreement, the Company and CVI entered into a Registration Rights Agreement, as amended, pursuant to which the Company agreed to register the resale by CVI of the Common Stock underlying the Debentures, the Preferred Shares and the Warrants under the Securities Act of 1933, as amended (the "Act").

                  CVI utilized its own funds to consummate the purchase of the Debentures.

Item 4.           Purpose of Transaction.

                  CVI acquired the Debentures and Preferred Shares for investment purposes for its own account. CVI does not currently have any plan or intention to acquire additional securities of the Company other than its intention to acquire the shares of Common Stock and Preferrred Share Warrants issuable upon conversion of the Preferred Shares and the shares of Common Stock issuable upon exercise of the Warrants.

                  Except as stated above, CVI has no plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  On June 6, 1996, CVI converted the First Debenture into 1,018,000 shares of Common Stock and Warrants to acquire 509,000 shares of Common Stock (the "First Debenture Warrants"). The conversion was effected at the request of the Company pursuant to an Amendment Agreement dated June 6, 1996 (the "June Amendment"). In consideration for agreeing to the June Amendment, CVI was granted warrants to purchase an additional 500,000 shares of Common Stock (the "June Amendment Warrants" and, together with the Preferred Shares Warrants and the First Debenture Warrants, the "Warrants").

                  Between July 2 and August 20, CVI sold in open market transactions an aggregate of 859,500 shares of Common Stock at per share prices (net of brokerage commissions) of between $3.25 and $5.75. Such sales of Common Stock resulted in the receipt by CVI of aggregate net proceeds of approximately $3,826,061.

                  On September 30, 1996, pursuant to the September Letter Agreement, CVI converted the Second Debenture into 2,500 Preferred Shares.

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CUSIP No. 45253H101                                           Page 5 of 8  Pages
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                  Between October 15, 1996 and April 17, 1997, CVI sold in open market transactions an aggregate of 538,100 shares of Common Stock at per share prices (net of brokerage commissions) of between $3.96 and $1.48. Such sales of Common Stock resulted in the receipt by CVI of aggregate net proceeds of approximately $1,416,734. In addition, on October 15, 1996, CVI purchased in an open market transaction 400 shares of Common Stock at a per share price (net of brokerage commissions) of $3.65, for an aggregate purchase price of $1,460.

                  During the period from April 14, 1997 to June 11, 1997, CVI converted an aggregate of 1,400 Preferred Shares (plus accrued dividends thereon) into 1,328,744 shares of Common Stock at Conversion Prices between $1.06 and $1.31 per share. In addition, CVI purchased, in an open market transaction on April 23, 1997, 11,500 shares of Common Stock at a per share price (net of brokerage commissions) of $1.54 per share, for an aggregate purchase price of $17,710.

                  The following table sets forth certain information with respect to open market sales by CVI of shares of Common Stock during the sixty day period from April 18, 1997 to June 17, 1997:


            Date      Number of Shares   Price per Share   Aggregate Sale Price
            ----      ----------------   ---------------   --------------------

           4/18/97          1,000            $1.6049            $  1,604.90
           4/21/97          5,000            $1.5924            $  7,962.00
           4/22/97            900            $1.4799            $  1,331.91
           4/23/97         10,300            $1.5424            $ 15,886.72
           4/25/97          6,000            $1.4175            $  8,505.00
           4/28/97          9,500            $1.4799            $ 14,059.05
           4/29/97          2,500            $1.4175            $  3,543.75
           5/1/97           7,000            $1.3148            $  9,203.60
           5/5/97          20,000            $1.3784            $ 27,568.00
           5/7/97           1,046            $1.2925            $  1,351.96
           5/8/97           2,000            $1.2925            $  2,585.00
           5/9/97           2,000            $1.3550            $  2,710.00
           5/12/97         10,000            $1.3550            $ 13,550.00
           5/13/97         15,000            $1.3550            $ 20,325.00
           5/14/97         15,000            $1.3550            $ 20,325.00
           5/16/97         22,500            $1.3550            $ 30,487.50
           5/19/97         39,900            $1.3081            $ 52,193.19
           5/20/97          5,000            $1.2925            $  6,462.50


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CUSIP No. 45253H101                                           Page 6 of 8  Pages
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           5/22/97          5,000            $1.2925            $  6,462.50
           5/23/97          2,500            $1.2925            $  3,231.25
           5/28/97          2,500            $1.3550            $  3,387.50
           5/29/97         32,500            $1.2963            $ 42,129.75
           5/30/97         23,000            $1.3210            $ 30,383.00
           6/2/97          38,700            $1.3681            $ 52,945.47
           6/3/97         117,700            $1.4298            $168,287.46
           6/4/97          25,000            $1.2925            $ 32,312.50
           6/5/97          15,000            $1.3550            $ 20,325.00
           6/6/97          20,000            $1.3550            $ 27,100.00
           6/9/97          30,899            $1.3373            $ 41,321.23
           6/10/97         80,000            $1.4702            $117,616.00
           6/11/97         47,800            $1.6021            $ 76,580.38
           6/12/97         36,000            $1.6206            $ 58,341.60
           6/13/97         31,500            $1.6789            $ 52,885.35
           6/16/97         14,200            $1.6503            $ 23,434.26
           6/17/97         13,100            $1.6362            $ 21,434.22
                          -------                              -----------
            Total         710,045                             $1,017,832.50


                  Pursuant to the terms of the Company's Restated Articles of Organization and the Warrants, the holder thereof may never convert Preferred Shares or exercise such Warrants to the extent that upon such conversion or exercise such holder would hold in excess of 9.9% of the outstanding shares of Common Stock. In addition, the disposition of the Preferred Shares and the Warrants is restricted so that, except in limited circumstances, the holder may not dispose of during any 90 day period an amount of Preferred Shares and Warrants which, if converted into or exercised for Common Stock, would represent, at the time of the transfer, in the aggregate (together with any other Common Stock transferred), beneficial ownership by the transferee(s) of more than 9.9% of the Common Stock then outstanding. As a result, CVI's beneficial ownership of shares of Common Stock solely as a result of ownership of the Preferred Shares and Warrants may never exceed 9.9% of the outstanding shares of Common Stock. Based on the 20,723,565 shares of Common Stock outstanding on June 6, 1997, the 9.9% limitation restricts CVI's ownership to 2,277,061 shares of Common Stock. CVI currently holds 256,599 shares of Common Stock. Therefore, the maximum number of shares into which CVI could convert the Preferred Shares and exercise the Warrants is 2,020,462.

                  The number of shares of Common Stock issuable to CVI upon conversion of the Preferred Shares and exercise of the Warrants will fluctuate depending on the Conversion Price from time to time in effect; provided, however, except to the extent that shares are disposed of, the number of shares so issuable will never be less than the number of shares issuable based on the Fixed Conversion Price, but the aggregate


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CUSIP No. 45253H101                                           Page 7 of 8  Pages
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number of shares so issuable can never exceed 9.9% of the outstanding shares of
Common Stock (together with any other shares of Common Stock then owned by CVI). To the extent the Conversion Price is less than the Fixed Conversion Price, the aggregate number of shares issuable to CVI upon conversion of the Preferred Shares and exercise of the Warrants will increase without any action on the part of CVI, but the number of shares so issuable can never exceed 9.9% of the outstanding shares of Common Stock (together with any other shares of Common Stock then owned by CVI). The number of shares of Common Stock issuable to CVI upon conversion of the Preferred Shares and exercise of the Preferred Share Warrants can be determined by dividing the aggregate stated value of such Preferred Shares plus accrued interest thereon by the Conversion Price then in effect.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 hereof beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days other than CVI's sale of an aggregate of 710,045 shares of Common Stock as described herein.

Item 7.           Material to be Filed as Exhibits.

                           Exhibit A - Securities Purchase Agreement (together with Side Letter thereto and form of the Debentures, Warrants and Registration Rights Agreement).*

                           Exhibit B - Limited Power of Attorney.*

                           Exhibit C - Letter Agreement, dated as of June 6, 1996, between CVI and the Company, incorporated by reference from Exhibit 10.29 to the Company's current report on Form 8-K dated June 6, 1996.**

                           Exhibit D - Designation of Series A Preferred Stock of the Company, incorporated by reference from
                           Exhibit 4.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1996.



--------------------------

* Previously filed with the initial filing of this Statement on Schedule 13D. ** Previously filed with the filing of Amendment No. 1 to this Statement on
   Schedule 13D.


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CUSIP No. 45253H101                                           Page 8 of 8  Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CAPITAL VENTURES INTERNATIONAL

                                    By:  Bala International, Inc. (f/k/a Arbit,
                                    Inc.), pursuant to a Limited Power of
                                    Attorney, a copy of which is filed as an
                                    exhibit hereto



                                    By:      /s/ Arthur Dantchik
                                           ------------------------------
                                              Arthur Dantchik, President


                                    Date:       July 8, 1997
                                           ------------------------------